

July 13, 2010

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, NY 10010

>   **Re: Credit Suisse First Boston Mortgage Securities Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed June 17, 2010**
>   **File No. 333-157784-02**

Dear Mr. Kaiserman:

We have received your response to our prior comment letter to you dated April 3, 2009 and have the following additional comments. Please note that the page numbers referenced below correspond to the marked copy provided by counsel.

Registration Statement

General

1. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. In this regard, we note your disclosure in the first full risk factor on page 33 of the base prospectus which states that the "forms of credit enhancement include (but are not limited to) the following."

2. While we note your response to our prior comment three, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. In this regard, to the extent your disclosure, such as on page 60 of prospectus supplement version 4 and pages 49 and 100 of the base prospectus, states that you will file any

documents "after the initial issuance of the notes" or within "two business days" of issuance, please revise your disclosure accordingly.

4. Additionally, please also revise the first full paragraph on page 74 of the prospectus to remove any implication that the depositor will not know information with respect to the assets at the time the securities are initially offered as the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Prospectus Supplements

General

5. We note your response to our prior comment 11. Please revise the disclosure in each of the applicable prospectus supplements to define the term "aggregate collateral balance."

6. Please provide the Transaction Structure in each of the prospectus supplements with the filing of your next amendment.

7. We note your disclosure in the prospectus supplements that some of the securitizations organized by the sponsor have experienced a "step-down" trigger event. Please disclose the number of the securitizations that have experienced such a trigger event. Please also disclose the definition of a "step-down" trigger as applied to the securitizations that experienced such event. Please also similarly revise The Depositor section of the base prospectus starting on page 163.

8. We also note that certain servicer events of default occurred. Please revise your disclosure to discuss the servicer events of default that occurred.

Prospectus Supplement – Version 2

Summary, page 4

The Mortgage Pool, page 6

9. Please provide the table referred to in this section with the filing of your next amendment.

Prospectus Supplement – Version 3

The Originators and the Servicer, page 22

Underwriting Guidelines, page 23

10. We note your response to our prior comment 10. Please advise as to what is meant by the underwriting standards and procedures are "substantially similar" to the guidelines

described in the base prospectus. Alternatively, please confirm that the underwriting standards and criteria set forth in this prospectus supplement conform to the standards set forth in the base prospectus.

Prospectus Supplement – Version 4

The Mortgage Pool, page 15

Delinquency History of the Mortgage Loans, page 19

11. We note your response to our prior comment eight. Please revise to present delinquency information in 30/31 day buckets, as applicable, or advise.

Base Prospectus

General

12. Please advise us and revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to any collateralized mortgage obligations you anticipate including the in pool. Your response should include a specific discussion of how you plan to present information regarding collateralized mortgage obligations in future prospectus supplements.

Cover Page

13. We note your disclosure that the trust assets may consist of "private mortgage-backed securities." Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities and/or collateralized mortgage obligations in any series.

14. In light of the possible inclusion of collateralized mortgage obligations within the pool, tell us how this offering will meet the definition of "asset-backed security" under Regulation AB.

Risk Factors, page 6

You bear the risk of mortgagor defaults, page 19

15. We note the disclosure in this risk factor that the mortgage loans may include loans that are subject to negative amortization, balloon loans, adjustable rate loans and loans secured by second or junior liens. Your summary section of each prospectus supplement should briefly summarize the material characteristics specific to each issuing entity. Please disclose, in the summary section of each prospectus supplement, the number and percentage of such loans in the mortgage pool.

The underwriting guidelines used to originate the mortgage loans may impact losses, page 20

16. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Impact of regulatory developments, page 23

17. Please revise to discuss each pending legislation at the national level which might impact the pool assets. If there are pending initiatives in any state in which a material amount of the pool's mortgages are located, please discuss the provisions of those potential laws as well.

Mortgage loan modifications, page 27

18. It appears that you contemplate including loans that have been modified in the asset pool, including those modified under the HAMP program. Please revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Description of the Securities, page 49

Funding Account, page 55

19. We note that you contemplate using a pre-funding period. Please revise each of the prospectus supplements, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB. Please also revise each of the Summary of Summary Information sections of the prospectus supplements, as applicable, to provide bracketed form disclosure for each item requirement under Item 1103(a)(5).

Credit Support, page 97

Derivatives, page 101

20. We note the disclosure that derivative instruments may include currency swaps. Please include a general description of how you will use currency swaps.

21. Furthermore, we could not locate disclosure indicating that either the underlying assets will be based in a foreign currency or that the securities will be issued in a foreign currency. Please revise or advise.

Material Federal Income Tax Consequences, page 137

22. Revise to reflect that the discussion represents counsel's opinion, rather than just a "general discussion."

Use of Proceeds, page 166

23. We note the disclosure that the depositor expects to make additional sales of securities from time to time. Please revise to disclose whether you will add new assets to the issuing entity to support the additional securities. If so, please provide us with your analysis of why you would meet the discrete pool requirement of an asset-backed security. If not, please revise to disclose how you plan to support payment on those additional securities.

24. In that regard, please tell us why you would not be considered a series trust. Refer to Section III.A.2.c. of the Regulation AB Adopting Release (Release No. 33-8518).

25. Finally, please confirm that additional issuances completed at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

Part II

Signatures

26. We note that the Power of Attorney and Resolutions filed for Credit Suisse First Boston Mortgage Securities Corp. reflects Evelyn Echevarria as Director and not Thomas Siegler as Director. Please advise as your signature page reflects Thomas Siegler as Director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Jessica Gold, Esq *via facsimile* (212) 768-6800